                                  Exhibit 99.1



The unaudited consolidated financial statements of OpenTV Corp. as of June 30, 2000 and for the six month periods ended June 30, 2000 and 1999 are set forth on the following pages.

                                  OPENTV CORP.

                           CONSOLIDATED BALANCE SHEETS
   (amounts in thousands of U.S. dollars, except share and per share amounts)

                                                                                                 December 31,   June 30,
                                                                                                    1999           2000
                                                                                                 ------------   ---------
                                                                                                               (Unaudited)
                                                       ASSETS
                                                       ------
Current assets:
     Cash and short-term investments ..........................................................  $   186,535    $ 152,461
     Accounts receivable, net .................................................................        6,234        6,210
     Prepaid expenses and other current assets ................................................        1,698        3,722
                                                                                                 -----------    ---------
          Total current assets ................................................................      194,467      162,393
Long-term marketable securities ...............................................................         --          2,301
Property and equipment, net ...................................................................        5,025        7,815
Long-term private equity investments ..........................................................         --         20,000
Intangible assets .............................................................................        6,678        6,042
Other assets ..................................................................................          620        2,095
                                                                                                 -----------    ---------
          Total assets ........................................................................  $   206,790    $ 200,646
                                                                                                 ===========    =========

                                       LIABILITIES AND SHAREHOLDERS' EQUITY
                                       ------------------------------------
Current Liabilities:
     Accounts payable .........................................................................  $       798    $   1,701
     Accrued liabilities ......................................................................        7,261        5,912
     Related parties payable ..................................................................          606          667
     Deferred revenue .........................................................................        3,564        5,447
                                                                                                 -----------    ---------
          Total liabilities....................................................................       12,229       13,727

Shareholders' equity:
     Class A Ordinary Shares, no par value, 500,000,000 shares authorized; 14,523,859 and
       15,312,546 shares issued and outstanding in 1999, and 2000, respectively ...............      188,562      190,109
     Class B Ordinary Shares, no par value, actual 200,000,000 shares authorized; 30,631,746
       shares issued and outstanding in 1999 and 2000, respectively ...........................       35,953       35,953
     Additional paid-in capital ...............................................................      162,794      156,750
     Receivable from shareholders .............................................................           (1)          (1)
     Deferred compensation ....................................................................      (42,224)      (6,469)
     Accumulated other comprehensive income (loss) ............................................           33         (365)
     Accumulated deficit ......................................................................     (150,556)    (189,058)
                                                                                                 -----------    ---------
          Total shareholders' equity ..........................................................      194,561      186,919
                                                                                                 -----------    ---------
          Total liabilities and shareholders' equity ..........................................  $   206,790    $ 200,646
                                                                                                 ===========    =========

                                  OPENTV CORP.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
   (amounts in thousands of U.S. dollars, except share and per share amounts)

                                                                                  Six Months Ended June 30,
                                                                                ----------------------------
                                                                                    1999             2000
                                                                                ------------    ------------
                                                                                         (Unaudited)
Revenues:
     Royalties ..............................................................   $      7,031    $     15,011
     License fees ...........................................................          1,175           2,961
     Services and other .....................................................          3,808           4,236
                                                                                ------------    ------------
          Total revenues ....................................................         12,014          22,208
                                                                                ------------    ------------
Operating expenses:
     Cost of services and other revenues (exclusive of $12 and $59 share-based compensation for the six months ended June 30, 1999
       and 2000) ............................................................          2,178           3,737
     Research and development (exclusive of $156 and $735 share-based
       compensation for the six months ended June 30, 1999 and 2000) ........          4,797          16,193
     Sales and marketing (exclusive of $131 and $618 share-based
       compensation for the six months ended June 30, 1999 and 2000) ........          5,148          10,917
     General and administrative (exclusive of $323 and $3,263
       share-based compensation for the six months ended June 30,
       1999 and 2000) .......................................................          2,129           4,844
                                                                                ------------    ------------

          Total operating expenses before non-cash charges ..................         14,252          35,691
     Amortization of intangibles ............................................            446             764
     Amortization of share-based compensation ...............................            622           4,675
     Non-cash warrant expense ...............................................           --            24,908
                                                                                ------------    ------------
          Total operating expenses ..........................................         15,320          66,038
                                                                                ------------    ------------
     Loss from operations ...................................................         (3,306)        (43,830)
Interest income .............................................................           --             5,321
Interest expense ............................................................            (73)           --
Other income (expense), net .................................................             69               7
                                                                                ------------    ------------
     Net loss ...............................................................   $     (3,310)   $    (38,502)
                                                                                ============    ============
Net loss per share attributable to ordinary shareholders, basic
  and diluted ...............................................................   $      (0.09)   $      (0.85)
                                                                                ============    ============
Shares used in computing net loss per share attributable to ordinary
  shareholders, basic and diluted ...........................................     35,096,379      45,417,591
                                                                                ============    ============


                                 OPENTV CORP.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (amounts in thousands of U.S. dollars)

                                                                                  Six months Ended June 30,
                                                                                  -------------------------
                                                                                     1999         2000
                                                                                   ---------    ---------
                                                                                         (Unaudited)
Cash flows from operating activities:
     Net loss ..................................................................   $  (3,310)   $ (38,502)
     Adjustments to reconcile net loss to net cash used in operating activities:
          Depreciation and amortization ........................................         414          962
          Amortization of intangible assets ....................................         446          764
          Amortization of deferred compensation ................................         622        4,675
          Provision for doubtful accounts ......................................          (6)        (135)
          Non-cash warrant expense .............................................        --         24,908
          Changes in operating assets and liabilities:
               Accounts receivable .............................................      (3,150)         159
               Prepaid expenses and other current assets .......................        (560)      (2,024)
               Accounts payable ................................................          84          903
               Accrued liabilities .............................................         437       (1,349)
               Related parties payable .........................................       2,828           61
               Deferred revenue ................................................         239        1,883
                                                                                   ---------    ---------
               Net cash used in operating activities ...........................      (1,956)      (7,695)
                                                                                   ---------    ---------

Cash flows used in investing activities:
     Purchase of property and equipment ........................................        (837)      (3,752)
     Purchase of long-term investments .........................................        --        (22,301)
     Increase in intangible and other assets ...................................         (10)      (1,603)
                                                                                   ---------    ---------
               Net cash used in investing activities ...........................        (847)     (27,656)
                                                                                   ---------    ---------

Cash flows from financing activities:
     Proceeds from issuance of ordinary shares .................................          55        1,674
                                                                                   ---------    ---------
               Net cash provided by financing activities .......................          55        1,674
Effect of exchange rate changes on cash ........................................          92         (397)
                                                                                   ---------    ---------
Net increase (decrease) in cash and cash equivalents ...........................      (2,656)     (34,074)
Cash and cash equivalents, beginning of period .................................       3,324      186,535
                                                                                   ---------    ---------
Cash and cash equivalents, end of period .......................................   $     668    $ 152,461
                                                                                   =========    =========

Noncash investing and financing activities:
Conversion of notes payable, including accrued interest, to ordinary shares ....   $   7,133
                                                                                   =========

Intangible assets contributed by shareholder ...................................   $   7,640
                                                                                   =========

Accretion on redeemable ordinary shares ........................................   $     431
                                                                                   =========